ELECTRO•SENSORS

INC

ANNUAL REPORT

2003

6111 Blue Circle Drive
Minnetonka, MN 55343-9108

www.electro-sensors.com

Letter to the Shareholders

March 18, 2004

To the shareholders:

Our business this past year was similar to a number of basketball games I have seen. The last half was considerably different than the first half. We saw the negative economic situation reflected in limited expansion project purchases in most industrial areas in the first half of the year. Equipment for smaller upgrades continued to be purchased along with sales to machine builders whose equipment was for new applications and not capacity expansion. Mid-year we saw the number and size of projects increase significantly. This led to the business in the Controls Division increasing 18% over the first half. Customer feedback received during sales calls was much more optimistic as the year progressed. The AutoData Systems division saw reduced purchases in the healthcare segment in the first half with the second half being up 8% over the first half. For the whole year, the Controls Division had a 1% increase and the AutoData Systems Division had a 21% decrease. The Controls Division had an operating profit of $180,478 and AutoData Systems Division had a loss of $82,013. The Investment Division gained $1,205,277 on the sale of securities, this was offset by a equity loss of $734,425 based on our percentage of ownership of PPT Vision.

To help in our goal of increasing the number of in-person sales calls to our customers in the Controls Division, we have added 4 new manufacturers representative firms in western and southeastern parts of the US. Their industry knowledge and relationships will aid us in building our customer base. Our marketing through related websites and online searches continued to grow throughout the year. At the Instrumentation Society of America tradeshow in October, we demonstrated the new SpeedTalker shaft speed sensor operating through its DeviceNet interface. Other new products include the AccuDial FB which has manual setting of the desired speed along with display of the actual feedback speed. Another new product, the VS2, is a vibration monitoring switch used on vibratory conveyors and similar equipment. The SG1000A Slide Gate Position Monitor is another new product introduction used to monitor how far open a slide gate is. This development continues to broaden our product offering beyond the speed sensing area. New features and functions were added to the ExpertScan software in the AutoData Systems division. This has become the lead product for AutoData Systems with some original customers now buying licenses for multiple station use. In both divisions, new product development and expanding our marketing efforts will continue to be our central focus! This past January we had a complete renewal audit on our ISO9001:2000 Quality Management System and I'm proud to say we passed with flying colors!

The quarterly dividend was raised to $0.04 per share in October with a total of $411,658 being paid to our shareholders reflecting a strong balance sheet. I want to thank our employees, representatives, and distributors for their enthusiasm and hard work in promoting our products. Each of us is committed to the growth and success of the company. Thank-you to our shareholders for your support and confidence in our efforts! Please join us for our annual meeting on April 14th, 2004 at the Sheraton Bloomington (formerly known as the Radisson South) in Bloomington at 2:00 p.m.

Sincerely,

Brad Slye

Brad Slye, President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-KSB

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number 0-9587

ELECTRO-SENSORS, INC.
(Name of Small Business Issuer in its Charter)

Minnesota	**41-0943459**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

6111 Blue Circle Drive
Minnetonka, Minnesota 55343-9108
(Address of Principal Executive Offices, including Zip Code)

(952) 930-0100
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $0.10 par value**

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The issuer's revenues for the fiscal year ended December 31, 2003 were $4,357,515.

The aggregate market value of the voting stock held by non-affiliates (persons other than officers, directors, or holders of more than 5% of the outstanding stock) of the registrant was approximately $7,761,165 based upon the closing price of the Common Stock as reported on The Nasdaq Stock Market® on February 17, 2004.

The number of shares outstanding of the registrant's Common Stock, $0.10 par value, on February 17, 2004 was 3,184,499.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2004 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-KSB.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
Form 10-KSB for the Year Ended December 31, 2003
TABLE OF CONTENTS

PART I

Item 1—Description of Business

Introduction

Electro-Sensors, Inc. (the "Company" or "ESI") is engaged in two distinct operating segments: (1) the manufacture and distribution of industrial production monitoring and process control systems through its Controls Division, and (2) the development and distribution of PC-based software for both automated survey processing and hand printed character recognition through its AutoData Systems Division. The operating segments were based on the markets that were served and the products that we provided to those markets.

In addition, through its subsidiary ESI Investment Company, the Company periodically invests in other businesses and companies. Although ESI, through its subsidiary ESI Investment Company, invests in other businesses or companies, ESI does not intend to become an investment company and intends to remain primarily an operating company. The primary investments are 693,715 shares of August Technology Corporation and 2,207,036 shares of PPT Vision, Inc both of which are traded on the Nasdaq Stock Exchange. The PPT Vision investment is accounted for under the equity method of accounting.

Unless indicated otherwise, the terms "Company" and "ESI" when used herein, includes Electro-Sensors, Inc. and its consolidated subsidiaries.

The Company also previously operated a wholly owned subsidiary, Microflame, Inc. This subsidiary was engaged in manufacturing and distributing small gas torches and related accessories. The Company sold Microflame in May of 2001.

ESI, incorporated in Minnesota in July 1968, has executive offices located at 6111 Blue Circle Drive, Minnetonka, Minnesota, 55343 and telephone number (952) 930-0100. As of December 31, 2003, ESI had two consolidated subsidiaries: ESI Investment Company and Senstar Corporation.

Operating Segments/Principal Products/Markets

Production Monitoring Systems—Controls Division

The Company's Controls Division manufactures and sells several different types of monitoring systems that measure actual machine production and operation rates, as well as systems that regulate the speed of related machines in production processes.

Speed Monitoring Systems. The Company's original products, speed monitoring systems, compare machine revolutions per minute or speed against acceptable rates as determined by the customer. The monitors generally have the same relative operating principle and use a non-contacting sensing head that translates the speed of a rotating shaft into analog readouts. The systems include a signal-generating pulser disc or wrap that attaches to a rotating shaft, the sensing device, and a control unit. The systems vary in complexity, from a simple system that detects slow-downs or stoppages, to more sophisticated systems that warn of deviations from precise tolerances and that permit various subsidiary operations to be determined through monitoring the shaft speed.

Our speed monitoring systems include a line of digital products that translate sensor impulses from its production monitoring systems into digital readouts indicating production counts or rates, such as parts, gallons, or board feet. Our speed monitoring systems also include alarm systems, tachometers, and other devices that translate impulses from the sensors into alarm signals, computer inputs, or digital displays that are usable by the customer.

Two production-monitoring devices that do not operate by measuring shaft speeds are also in our speed monitoring systems product line. These devices are the tilt switch and vibration monitor. A tilt switch is designed to alert the operator when a storage bin or production system reaches a certain capacity (i.e. when grain fills a silo). A vibration monitor will alert an operator when the vibration in a production system exceeds or is below a specified level.

Drive Control Systems. In 1987, the Company expanded its speed monitoring systems product line to include products that regulate and synchronize machine speeds. Drive Control Systems products not only monitor machine operation levels, but also regulate the speed of motors on related machines in a production sequence to ensure that the performance of the various machine(s) is coordinated. In the past, these distinct features allowed the Company to market these products under the Drive Control Systems name. The product line consists of a line of digital control products for motors that require a complete closed loop PID (Proportional Integral Derivative) control. The closed loop controllers coordinate production speed among process motors and reduce waste.

In 1988, the Company entered into a sales agreement with MKS Maschinen Kontroll Systeme GmbH ("MKS"), the West German manufacturer of a Synchronous Drive Controller ("SDC") product line, giving the Company exclusive rights to distribute in the United States the drive control products manufactured by MKS. The SDC product line manufactured by MKS coordinates motors in a production machine with other parts of the machine process. The SDC products were designed for use as a precision speed reference for use with variable speed drives and enable manufacturers to match speed/velocity and phase/position of independently driven machines so they operate together. Applications include synchronizing overhead and floor conveyors and load sharing of multiple motors.

The Company believes that significant savings in both time and materials can be achieved by manufacturing companies by adding drive control technology to existing manufacturing processes to coordinate operation of related machines. The Company intends to continue to market its products in this "retro-fit" market and also to companies building new manufacturing machinery or processing systems.

The Company expects to continue to expend resources in development and marketing of its various Production Monitoring Systems throughout 2004.

Character Recognition Systems—AutoData Systems Division

The Company initially began development of its AutoData® Systems as a development project chartered to create opportunities using proprietary pattern recognition technology. The outcome of the project was a Microsoft® Windows® based software system that reads hand printed characters, checkmarks, and barcodes from scanned forms.

The Company's system offers an alternative to manual data entry, by automatically extracting information from paper forms and converting it into a format compatible with most computer databases. This intelligent data entry alternative saves time, strain, and money compared to the method of manual data entry. The basis of the handprint reading capability is Associative Pattern Memory™ (APM), a patented pattern recognition algorithm. APM is a trainable, neural network-based memory that was incorporated in a Dynamic Link Library (DLL). This DLL is the foundation of the four products currently sold by AutoData® Systems Division.

AutoData Systems became an operating segment in January 1993. The first software package, AutoData® PRO™, was released in May 1993. This software package was designed for the end user. AutoData PRO, served as a utility software package designed to process only checkmark and handprint information from scanned forms. The software allowed the user to export the data in an ASCII file format.

In September 1993, AutoData® PRO II™ was released as an upgrade, along with AutoData® SDK™. AutoData SDK allowed Windows developers to embed the AutoData® DLL into their application in order to provide automated data collection from scanned or faxed forms.

In 1996, AutoData® Survey™ was released. AutoData Survey was the Company's first software package to include an analysis and report generation feature, greatly enhancing the salability of AutoData technology. This product was directed at the Healthcare market, where it gained a foothold in patient satisfaction measurement. AutoData has released two upgrades to the original Survey™ software, and now markets AutoData® Survey Plus 2000™.

AutoData Systems released AutoData® Scannable Office™ software in March 2000. This product provided an upgrade path for PRO II customers, and offered a key enhancement: integration with the Microsoft® Office suite. Scannable Office allows the user to utilize Microsoft® Word to create scannable forms. The software reads data from completed forms and automatically places extracted data directly into Microsoft® Excel, Access or any ODBC-compliant database, setting data up for analysis. Scannable Office has the widest recognition capabilities of the AutoData end-user products; it contains handprint (ICR), Optical Character (OCR), Optical Mark (OMR), and barcode recognition capabilities.

In December 2002, the company released AutoData® ExpertScan™ software to its customer base. ExpertScan has handprint (ICR), Optical Mark (OMR) and barcode recognition capabilities. Like Survey Plus 2000, ExpertScan automates survey and form processing, as well as tabulation of results. The product offers several form design and reporting enhancements, and can be sold as an upgrade to Survey Plus 2000, as well as a stand-alone product. ExpertScan provides a mid-range option for AutoData prospects, rounding out the company's product offering.

Marketing and Distribution

Production Monitoring Systems. The Production Monitoring Systems Division sells its products primarily through home office sales people who deal directly with customers and a number of manufacturers representatives with exclusive territories and non-exclusive distributors located throughout the United States and Canada. The sensing and control units are sold under the Electro-Sensors, Inc. brand as a range of products from simple sensors to complex motor speed controllers. These products are sold to businesses in all major standard industrial classifications, including food processing, chemicals, agricultural, mining, utility, forest products, steel, tire, glass and electronics. Any business that uses machinery with a rotating shaft is a potential customer.

For marketing, the Company advertises in national industrial periodicals that cover a wide range of industrial products and attends several tradeshows designated for the industry throughout the year. A corporate website and other related industry websites are also used for advertising and marketing purposes. The Company expects to continue to market its products in this and related markets.

AutoData® Systems Division. The AutoData Systems Division markets its products primarily through home office sales personnel who deal directly with end-users and a limited number of Value-Added Resellers (VARs). The company primarily sells in the United States, Canada and Western Europe, and currently actively markets only in the U.S.

Competition

Production Monitoring Systems. The potential for the Company's monitoring products includes a broad range of industrial and commercial businesses. Design, quality and multiplicity of application, rather than price, are the focus of competition in selling these products. The Company has substantial competition for its production monitoring systems. Many of these competitors are well established and larger in terms of total sales volume. Among the larger competitors are: Danaher Controls, Red Lion Controls, Control Concepts, 4B Elevator Components Ltd., Durant Corporation, and Contrex, Inc. The Company's competitive advantages are that its products are sold as ready-to-install units and that its products have a wide range of applications. The Company's major disadvantages include the fact that its major competitors are much larger, have a broader variety of sensing instruments, and have larger sales forces and established names.

AutoData® Systems. Competition for the market segment ranges from substitute products such as Data Entry suppliers, to directly competitive software suppliers, and more recently, suppliers of web-based survey software and services. Few direct competitors have as sophisticated recognition capabilities as our AutoData Systems products. However, our AutoData products face direct competition from both ends of the spectrum: larger competitors offering a broader array of software products and services, and firms similar in size to our AutoData Systems Division that offer a low-price, more limited product.

The market is segmented based on price and capabilities, with the larger firms, notably Cardiff Software and Captiva Software, offering enterprise-wide systems with broad information capture capabilities. Our AutoData products are focused on desktop, rather than enterprise-wide, solutions, positioning the company as most appropriate to small offices and departments of larger organizations.

Competition in these markets is based primarily on price, which subjects the Company to increasing pressures to make price adjustments to remain competitive. Such price adjustments, if any, may have an adverse impact on the Company's results of operations if not offset by an increase in revenues and/or a reduction in expenses.

Suppliers

Production Monitoring Systems. The Controls Division purchases parts and materials for its production monitoring systems from various manufacturers and distributors. In some instances, these materials are manufactured in accordance with proprietary designs. Multiple sources of these supplies and materials are readily available, and the Controls Division is not dependent on any single source for these supplies and materials. This Division has not experienced any problem of short supply or delays from its suppliers.

AutoData® Systems. The AutoData Systems Division purchases a wide variety of supplies and materials from various vendors and is not dependent upon any one source.

The Company purchases a variety of parts, components, and other supplies from a variety of vendors for all of its operating divisions. While the Company attempts to have more than a single source of supply for those various parts, components and supplies, it is possible occasionally that there will be only one supplier for any single part, component or supply. Should a supplier be unwilling or unable to supply such an item in a timely manner, the Company's business could be materially adversely affected.

Customers

The Company is not dependent upon a single or a few customers for a material (10% or more) portion of its sales in any of its operating divisions.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

The names "Electro-Sensors" and "AutoData" are trademarks registered with the U.S. Patent and Trademark Office, respectively as Reg. No. 1,142,310 and Reg. No. 1,874,543. The Company believes its trademarks have been and will continue to be useful in developing and protecting market recognition for its products.

The Company holds one patent, no concessions, licenses or franchises relating to its Production Monitoring Systems, and has obtained six patents related to its Character Recognition technology.

PPT Vision, Inc. has granted the Company an exclusive license that allows the Company to incorporate a patented neural network algorithm in its products. The initial use of this algorithm has been in the Company's AutoData Systems Division.

Governmental Approvals

The Company is not required to obtain governmental approval of its products.

Effect of Governmental Regulations

The Company does not believe that any existing or proposed governmental regulations will have a material effect on its business.

Research and Development

The Company invests in research and development programs to develop new products in related markets and to integrate state of the art technology into existing products.

Research and development expense (by division) during the past two fiscal years was:

Production Monitoring Systems:

2003: $440,409
2002: $605,986

The Company's development projects for this division are undertaken based upon the identified specific needs of the Company's customer base.

AutoData Systems:

2003: $331,985
2002: $484,891

The Company has continued to fund this Division's development activities. The goal is to create low-cost software based systems that enable accurate reading of hand-printed characters. Towards this effort, the Company acquired an exclusive license from PPT Vision, Inc. ("PPT") in January of 1992, offering the Company protection of the algorithm necessary for the "reading" technology. The Company has also developed two recognition patents.

The Company's future success is dependent in part upon its ability to develop new products in its varying segments. Difficulties or delays in the Company's ability to develop, produce, test and market new products could have a material adverse effect on future sales growth.

Compliance with Environmental Laws (Federal, State and Local)

Compliance with federal, state and local environmental provisions has only a nominal effect on current or anticipated capital expenditures and has had no material effect on earnings or on the competitive position of the Company.

Employees

As of February 24, 2004, the Company had 34 employees, all of which are full-time. The Company believes that its relations with its employees are good.

The Company's ability to maintain a competitive position and to continue to develop and market new products depends, in part, on its ability to retain key employees and qualified personnel. If the Company is unable to retain and/or recruit key employees, product development, marketing and sales could be negatively impacted.

Cautionary Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. The Company has made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this document, other filings with the Securities and Exchange Commission, and reports to stockholders. Forward-looking statements generally include discussion of current expectations or forecasts of future events and can be identified by the use of terminology such as "believe," "estimate," "expect," "intend," "may," "could," "will," and similar words or expressions. Any statement that is not based upon historical fact should be considered forward-looking. Electro-Sensors' forward-looking statements generally relate to its growth strategy, financial results, product development and sales efforts. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. The Company undertakes no obligations to update any forward-looking statements. The Company wishes to caution investors that the following important factors, among others, in some cases have affected and in the future could affect the Company's actual results of operations and cause such results to differ materially from those anticipated in forward-looking statements made in this document and elsewhere by or on behalf of the Company. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historical results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

Fluctuations in Operating Results. ESI has experienced fluctuations in its operating results in the past, and may experience fluctuations in the future, which may affect the market price of its Common Stock. Sales can fluctuate as a result of a variety of factors, many of which are beyond the Company's control. Some of theses factors are: product competition and acceptance, timing of customer orders, cancellation of orders, the mix of products sold, downturns in the market and economic disruptions.

Because fluctuations can happen, the Company believes that comparisons of the results of its operations for preceding quarters should not be relied upon by investors as an indication of how the Company will perform in the future. There can be no assurance that the Company's earnings growth will equal that of prior years.

Further, investments by the Company's subsidiary, ESI Investment Company, are subject to significant positive and negative changes in value. In particular, significant investments in PPT Vision, Inc. and August Technology, Inc. have experienced substantial value fluctuations, which are expected to continue. The Company's current intention is to continue to gradually liquidate its investment securities to finance expansion of its operating activities.

Expending Funds for Changes in Industry Standards, Customer Preferences or Technology. The Company's business depends upon continually introducing new and enhanced products and solutions for customer needs. The development of products requires the Company to commit financial resources, personnel and time, usually in advance of significant market development for such products. In order to compete, the Company must anticipate both future demand and the technology available to meet that demand.

Item 2—Properties.

The Company owns and occupies a 25,400 square foot facility at 6111 Blue Circle Drive, Minnetonka, Minnesota 55343. All operating entities are located within this facility. The facilities are adequate and are anticipated to be adequate for our needs in 2004.

Item 3—Legal Proceedings.

The Company was not the subject of any legal proceedings as of the date of this filing. The Company is not aware of any threatened litigation.

Item 4—Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the last quarter of the fiscal year ended December 31, 2003.

PART II

Item 5—Market for Common Equity and Related Stockholder Matters.

The Company's Common Stock trades on the Nasdaq SmallCap tier of The Nasdaq Stock Market® under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's Common Stock for each period indicated, adjusted to reflect the three-for-two stock split effective February 2001, as reported on the Nasdaq system.

	Period		High		Low
2003	First Quarter	$	3.01	$	2.11
	Second Quarter	$	3.15	$	2.35
	Third Quarter	$	3.50	$	3.03
	Fourth Quarter	$	4.34	$	3.75
2002	First Quarter	$	4.20	$	3.25
	Second Quarter	$	4.99	$	3.95
	Third Quarter	$	4.34	$	2.85
	Fourth Quarter	$	3.45	$	2.70

Based on data provided by the Company's transfer agent, management believes that as of February 17, 2004, the number of share owner accounts of record was approximately 164, at which date the closing market price of the Company's Common Stock was $4.79 per share.

The Company paid cash dividends on its common stock of $0.13 per share in 2003 and $0.12 per share in 2002 on a quarterly basis.

The Company did not repurchase any equity securities during the quarter ended December 31, 2003.

Item 6—Management's Discussion and Analysis or Plan of Operation.

The Company's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 1 to the Consolidated Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, depreciation and amortization methods, asset impairment recognition, deferred tax valuation allowance, and business combination accounting. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

RESULTS OF OPERATIONS

Comparison of Fiscal Year 2003 vs. Fiscal Year 2002

Net Revenues

Net revenues for fiscal year 2003 decreased $120,617 to $4,357,515, or 2.7% when compared to net revenues for fiscal year 2002.

Of this decrease, the controls division contributed an increase in net sales of $38,229, or 1.0% when comparing fiscal year 2003 to fiscal year 2002. This increase came in the second half of the year as larger size projects were implemented at customer sites. Sales calls by internal staff and our new manufacturers representatives led to an increase in quoting activity as the economic conditions improved in the market place. Customer projects that had been on hold were approved and started. We have increased and will continue to increase our use of channel partnerships through independent representatives and distributors. New products being developed complement our existing product line and expand our core sensing area beyond speed sensing. Some of these products have bus communication interfaces that allow them to connect directly to control systems that have multiple types of sensors or controls attached to the bus. We are taking steps in developing additional channel partners in the form of distributors and independent representatives, with the goal of finding new applicants and customers.

The character recognition division had a decrease of $158,846 or 20.9% when comparing fiscal year 2003 to fiscal year 2002. Although there was a softening of demand thru mid year 2003, the results for the fourth quarter sales show an increase of 7.2% when compared to the fourth quarter of fiscal year 2002. The character recognition division also noticed an increase in quoting activities as a result of the improving economic conditions.

Cost of Sales

The Company's cost of sales decreased from $1,857,821 to $1,699,937, a difference of $157,884 or 8.5%. In addition to the decrease resulting from the lower sales volume, cost of sales was reduced as a result of the company's efforts to reduce production costs.

Gross Margins

Gross margins for the fiscal year 2003 were 61.0% versus 58.5% for the prior fiscal year. In addition to the decrease resulting from the lower sales volume, gross margins were increased as a result of the company's efforts to reduce production costs.

Operating Expenses

Total operating expenses decreased $196,880 or 6.1% when compared to the prior fiscal year.

Selling and marketing costs increased by $74,581, an increase of 6.6%. Of this increase, the controls division had a decrease of $11,516 or 1.3%. The character recognition division had an increase of $86,097 or 32.9%. The increase from the character recognition division is due to increased efforts in marketing their product. We have hired a new sales and marketing manager as of June 2002 and have expanded the types and placements of advertising materials in both print and online areas.

General and administrative costs increased by $46,568, an increase of 4.8%. Of this increase, the controls division had a decrease of $46,851 or 4.8%. This decrease is due to our efforts in keeping overhead costs low. The character recognition division had an increase of $55,387. The increase for the character recognition division is due to a change in allocating expenses between the controls and character recognition divisions.

Research and development costs decreased $318,029 or 29.2% when compared with the prior year. Of this decrease, both divisions contributed equally. The controls division decreased $165,723 and the character recognition division decreased $152,906. In April 2003, the character recognition division hired a software development associate to lower their outsourcing costs associated with developing and maintaining their products. In the controls division, the costs declined due to fewer personnel.

Operating Income (Loss)

The Controls division had an operating income of $740 compared to the loss of $183,674 in 2002, an increase of $184,414 or 100.4%. This increase in operating income is a result of our efforts to reduce operating costs.

The AutoData Systems Division had operating loss of $277,173 compared to a loss of $166,635 for 2002. This operating loss is a direct result of the Company's lowered sales and increased operating costs.

Non-Operating Income

ESI Investment Company continues to provide an alternative source of earnings for the Company through investments in marketable securities; however, the Company's intent is to remain an operations-based Company. The Company's investments in marketable securities are subject to significant positive and negative changes in value. In addition to income from the sale of investments, the Company also realizes interest income from its short-term holdings.

Investment income for the fiscal year 2003 decreased by $1,557,389 to $77,454 or 95.3%. This decrease was primarily due to reduced sales of investment securities. The decrease of 68.6% or $83,279 in interest income earned on temporary cash investments is a result of the decline in short term interest rates.

Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. Dividends on marketable equity securities are recognized in income when declared. Investments in unregistered securities are reported at original cost.

Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

Net Income

We reported a net loss for 2003 of $144,081 compared to net income of $646,024 in 2002. Loss per share was $0.05 in 2003 compared to earnings per share of $0.21 in 2002. This loss resulted primarily from the $734,425 expense due to the equity method of accounting for PPT Vision, Inc. and the reduced sales of investment securities. The controls division had an income of $180,478 and the character recognition division had a loss of $82,013.

Balance Sheet

The current assets at the end of 2003 increased to $23,236,496 from $14,672,444 at the end of 2002. This increase is primarily due to the increase in market value of the August Technology Corporation shares held while other current and long term assets remained relatively constant. There is a corresponding increase in tax deferred liability associated with the increase in the market value of these shares.

Comparison of Fiscal Year 2002 vs. Fiscal Year 2001

Net Revenues

Net revenues for fiscal year 2002 decreased $147,173 to $4,478,132, or 3.2% when compared to net revenues for fiscal year 2001. This decrease is primarily due to the slowdowns in the economy and it's effect on our customers.

Cost of Sales

The Company's cost of sales decreased from $1,911,781 to $1,857,821, a difference of $53,960 or 2.8%. This decrease is attributable to reduced variable costs associated with the decline of net revenue for the fiscal year.

Gross Margins

Gross margins for the fiscal year 2002 were 58.5% versus 58.7% for the prior fiscal year. The decline in margins is a result of the substantially unchanged fixed costs, including overhead and labor, being absorbed by lower level of sales.

Operating Expenses

Total operating expenses increased $292,836 or 10.0% when compared to the prior fiscal year. Selling and marketing costs increased by $23,739, an increase of 2.1%; general and administrative costs decreased by $1,932, a decrease of 0.2%; and research and development costs increased $271,019 or 33.1% for the fiscal year.

Research and development costs increased 33.1% when compared with the prior year. This was due to costs associated with developing one new product in the AutoData Systems Division and three new products in the Controls Division. The Company will continue to devote substantial financial and technical resources to development of new products, as well as continue to invest in more efficient product designs and manufacturing procedures for the Controls Division.

Operating Income (Loss)

The Controls Division had an operating loss of $183,674 compared to the loss of $149,742 in 2001, an increase of $33,932 or 22.7%. This increase in loss is a result of a decrease in net revenues for this Division. In addition, the increase is due to increased research and development costs.

The AutoData Systems Division had operating loss of $166,635 compared to an operating income of $35,499 in 2001. This loss is a direct result of the Company's research and development costs associated with the company's release of ExpertScan (Dec. 2002).

Non-Operating Income

ESI Investment Company continues to provide an alternative source of earnings for the Company through investments in marketable securities; however, the Company's intent is to remain an operations-based Company. The Company's investments in marketable securities are subject to significant positive and negative changes in value. In addition to income from the sale of investments, the Company also realizes interest income from its short-term holdings.

Investment income for the fiscal year 2002 decreased by $3,635,384 to $1,634,843 or 69.0%. This decrease was primarily due to reduced sales of investment securities. The increase of 27.2% or $25,960 in interest income earned on temporary cash investments is a result of the increased temporary cash investment balance.

Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. Dividends on marketable equity securities are recognized in income when declared. Investments in unregistered securities are reported at original cost. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not a party to any off-balance sheet transactions, arrangements or obligations that have, or are reasonably likely to have, a material effect on the Company's financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $6,863,046 at December 31, 2003 and $6,723,160 at December 31, 2002. Cash used in operating activities of $275,147 for the twelve months ended December 31, 2003 was primarily a result of our net loss adjusted for non-cash charges.

Cash provided by investing activities was $791,450 for the twelve-month period ended December 31, 2003 and $1,010,715 at December 31, 2002. Cash used for capital expenditures was $24,616 and $161,267 for the twelve months ended December 31, 2003 and 2002, respectively. Proceeds from the sale of investments for the twelve months ended December 31, 2003 declined to $1,406,645 from $2,280,808 when compared to the same period in 2002.

Cash used in financing activities was $376,417 and $301,947 for the twelve months ended December 31, 2003 and 2002, respectively. During the twelve months ended December 31, 2003 and 2002, the Company paid aggregate dividends of $411,658 and $377,622, respectively.

Our ongoing cash requirements will be primarily for capital expenditures, acquisitions, research and development and working capital. Management believes that cash on hand and any cash provided by operations will be sufficient to meet our cash requirements through at least the next 12 months.

The primary investments in the Investment division are 693,715 shares of August Technology Corporation and 2,207,036 shares of PPT Vision, Inc both of which are traded on the Nasdaq Stock Exchange. The PPT Vision investment is accounted for under the equity method of accounting. These stocks are subject to fluctuations in price and could have a negative effect on the liquidity of the Company. Investment Division holdings are periodically sold as deemed appropriate by management.

Item 7—Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Electro-Sensors, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota
January 30, 2004

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Electro-Sensors, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 5, 2002

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,863,046	$ 6,723,160
Investments	13,415,625	4,202,210
Trade receivables, less allowance for doubtful accounts, 2003: $6,000 and 2002: $7,000	515,351	550,252
Inventories	758,103	738,012
Other current assets	62,123	69,748
Prepaid income taxes	0	342,735
Total current assets	21,614,248	12,626,117
PROPERTY AND EQUIPMENT, net	1,470,133	1,544,146
INVESTMENT IN EQUITY METHOD INVESTEE	152,115	502,181
TOTAL ASSETS	$ 23,236,496	$ 14,672,444
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 106,065	$ 285,539
Accrued expenses	263,143	211,912
Accrued income taxes	96,196	0
Deferred income tax	4,795,000	1,424,600
Deferred revenue	48,022	50,398
Total current liabilities	5,308,426	1,972,449
DEFERRED INCOME TAXES	26,000	30,000
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.10 per share; authorized 10,000,000 shares; issued 3,174,522 and 3,155,260 shares, respectively	317,452	315,526
Additional paid-in capital	999,762	966,447
Retained earnings	8,304,737	8,860,476
Accumulated other comprehensive income	8,280,119	2,527,546
Total stockholders' equity	17,902,070	12,669,995
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 23,236,496	$ 14,672,444

See Notes to Consolidated Financial Statements

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2003	2002	2001
Net Sales	$ 4,357,515	$ 4,478,132	$ 4,625,305
Cost of Goods Sold	1,699,937	1,857,821	1,911,781
Gross Profit	2,657,579	2,620,311	2,713,524
Operating Expenses:			
Selling and Marketing	1,212,362	1,137,781	1,114,042
General and Administrative	1,029,443	982,875	984,807
Research and Development	772,394	1,090,423	819,394
Total Operating Expenses	3,014,199	3,211,079	2,918,243
Operating Loss	(356,620)	(590,768)	(204,719)
Non-Operating Income (Expense):			
Gain on Sale of Investment Securities	1,205,277	2,261,318	5,539,961
Interest Income	61,687	222,677	119,188
Equity in losses of equity method investee	(734,425)	(606,503)	(298,446)
Total Non-Operating Income (Expense)	532,539	1,877,492	5,360,703
Income (Loss) from Continuing Operations Before Income Taxes	175,919	1,286,724	5,155,984
Federal and State Income Taxes	320,000	640,700	1,865,400
Income (Loss) from Continuing Operations	(144,081)	646,024	3,290,584
Discontinued Operations (Note 11):			
Loss from Operations of Microflame Division, net of income taxes	0	0	(3,510)
Loss on Disposal of Microflame Division, net of income taxes	0	0	(69,228)
Total Loss from Discontinued Operations	0	0	(72,738)
Net Income (Loss)	$ (144,081)	$ 646,024	$ 3,217,846
Net Income (Loss) Per Share Data:			
Basic			
Income (Loss) from Continuing Operations	$ (0.05)	$ 0.21	$ 1.06
Net Income (Loss) Per Share	$ (0.05)	$ 0.21	$ 1.03
Weighted Average Shares	3,166,098	3,145,244	3,118,706
Diluted			
Income (Loss) from Continuing Operations	$ (0.05)	$ 0.20	$ 1.03
Net Income (Loss) Per Share	$ (0.05)	$ 0.20	$ 1.00
Weighted Average Shares	3,166,098	3,246,122	3,209,194
Dividends Paid per Share	$ 0.13	$ 0.12	$ 0.12

(1) All Earnings per share and share amounts for the periods presented have been restated for the three-for-two stock split declared January 31, 2001 and paid February 26, 2001.

See Notes to Consolidated Financial Statements

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Issued Shares	Amount	Additional Paid-In Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2000	2,077,112	$ 207,711	$ 985,410	$ 5,748,693		$ 11,798,137	$ **18,739,951**
Exercise of Stock Options	1,950	195	2,903				**3,098**
Unrealized Gains (Losses) on Investments Net of Reclassification Adjustment					(4,833,437)	(4,833,437)	**(4,833,437)**
Stock Issued Through the Employee Stock Purchase Plan	3,218	322	9,757				**10,079**
Dividend on Common Stock $0.12 per share				(374,465)			**(374,465)**
Three-for-Two Stock Split	1,038,983	103,898	(103,898)				**0**
Net Income				3,217,846	3,217,846		**3,217,846**
Total Comprehensive Loss					(1,615,591)		
Balance, December 31, 2001	3,121,263	312,126	894,172	8,592,074		6,964,700	**16,763,072**
Exercise of Stock Options	33,350	3,335	70,133				**73,468**
Unrealized Gains (Losses) on Investments Net of Reclassification Adjustment					(4,437,154)	(4,437,154)	**(4,437,154)**
Stock Issued Through the Employee Stock Purchase Plan	647	65	2,142				**2,207**
Dividend on Common Stock $0.12 per share				(377,622)			**(377,622)**
Net Income				646,024	646,024		**646,024**
Total Comprehensive Loss					(3,791,130)		
Balance, December 31, 2002	3,155,260	315,526	966,447	8,860,476		2,527,546	**12,669,995**
Exercise of Stock Options	15,750	1,575	24,851				**26,426**
Unrealized Gains (Losses) on Investments Net of Reclassification Adjustment					5,752,573	5,752,573	**5,752,573**
Stock Issued Through the Employee Stock Purchase Plan	3,512	351	8,464				**8,815**
Dividend on Common Stock $0.13 per share				(411,658)			**(411,658)**
Net Loss				(144,081)	(144,081)		**(144,081)**
Total Comprehensive Income					$ 5,608,492		
Balance, December 31, 2003	**3,174,522**	**$ 317,452**	**$ 999,762**	**$ 8,304,737**		**$ 8,280,119**	**$ 17,902,070**

See Notes to Consolidated Financial Statements

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash:			
Received from Customers	$ **4,390,040**	$ 4,476,561	$ 4,857,588
Paid to Suppliers and Employees	**(4,756,216)**	(4,457,332)	(4,881,066)
Interest Received	**61,687**	222,677	119,188
Income Taxes Received (Paid)	**29,342**	(2,617,205)	(117,324)
Net Cash Used in Operating Activities	**(275,147)**	(2,375,299)	(21,614)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Property and Equipment	**(24,616)**	(161,267)	(21,247)
Purchase of Equity Securities	**(590,579)**	(1,108,826)	0
Sales of Equity Securities	**1,406,645**	2,280,808	5,591,664
Proceeds from Sale of Microflame Division	**0**	0	5,000
Payments Received on Notes Receivable	**0**	0	6,000
Net Cash Provided By Investing Activities	**791,450**	1,010,715	5,581,417
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends Paid	**(411,658)**	(377,622)	(374,465)
Net Proceeds (Payments) on Short-Term Borrowings	**0**	0	0
Proceeds from Issuance of Stock	**35,241**	75,675	13,177
Net Cash Used In Financing Activities	**(376,417)**	(301,947)	(361,288)
Net Increase (Decrease) in Cash and Cash Equivalents	**139,886**	(1,666,531)	5,198,515
Cash and Cash Equivalents:			
Beginning	**6,723,160**	8,389,691	3,191,176
Ending	$ **6,863,046**	$ 6,723,160	$ 8,389,691
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net Income (Loss)	$ **(144,081)**	$ 646,024	$ 3,217,846
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:			
Depreciation and Amortization	**98,629**	97,598	153,355
Realized (Gain) Loss on Sale of Investment Securities, net	**(1,205,277)**	(2,261,318)	(5,539,961)
Loss on Sale of Microflame Division	**0**	0	69,228
Deferred Taxes	**(9,000)**	13,700	26,000
Equity in losses of equity method investee	**734,425**	606,502	298,446
(Increase) Decrease In:			
Trade Receivables	**34,901**	(51,967)	231,203
Inventories	**(20,091)**	81,260	41,930
Other Current Assets	**7,625**	140,803	(88,667)
Prepaid Income Taxes	**358,341**	(342,735)	74,606
(Increase) Decrease In:			
Accounts Payable	**(179,474)**	220,008	(42,952)
Deferred Revenue	**(2,376)**	50,398	0
Accrued Expenses	**51,231**	71,898	(110,118)
Accrued Income Taxes	**0**	1,647,470	1,647,470
Net Cash Provided By (Used In) Operating Activities	$ **(275,147)**	$ (2,375,299)	$ (21,614)
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Net Change in Unrealized Holding Gains on Marketable Securities, before deferred tax	$ **9,204,518**	$ (6,918,762)	$ (7,595,850)
Issuance of Note Receivable Related to Sale of Microflame Division	**0**	$ 0	$ 36,000
Microflame's Net Assets Sold (Net of Cash Proceeds)	**0**	$ 0	$ 105,225

See Notes to Consolidated Financial Statements

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

The accompanying consolidated financial statements include the accounts of Electro-Sensors, Inc. and its wholly owned subsidiaries: Microflame, Inc. and ESI Investment Company. Intercompany accounts, transactions and earnings have been eliminated in consolidation. The consolidated entity is referred to as "the Company".

Electro-Sensors, Inc. operates two distinct businesses. The first is the Controls Division, which manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Controls Division utilizes leading-edge technology to continuously improve its products and make them easier to use. The Controls Division's goal is to manufacture the industry-preferred product for every market served. These products are sold through an internal sales staff, manufacturers representatives, and distributors to a wide variety of manufacturers, OEM's and processors to monitor process machinery operations. The Controls Division markets its products to a number of different industries located throughout the United States and abroad.

The second business is AutoData Systems (ADS). ADS designs and markets a desktop software based system that reads hand printed characters, checkmarks and bar code information from scanned or faxed forms. ADS products are designed to provide capabilities to automate data collection and are sold by internal sales staff to end users, resellers and developers in the United States, Canada, Europe and Asia.

In both divisions, the Company grants credit to customers under normal industry terms, generally 30 days.

Microflame, Inc. produced small hand held gas torches used primarily by hobbyists, electronic kit assemblers and creators of jewelry. Microflame, Inc. products were sold through distributors to retailers of hardware, hobby craft and electronic products. Microflame, Inc. was sold in May 2001. See Note 11 for further discussion.

ESI Investment Company owns marketable securities which have experienced significant appreciation in value since the IPO of August Technology in 2000. August Technology Corporation designs, manufactures, and sells automated defect inspection systems used in the manufacture of microelectronic devices. Since then, the Company has recognized income from the sale of its holdings in August Technology Corporation. See Note 2 for additional information regarding its investments. During May 2002, ESI Investment participated in a rights offering by PPT Vision, Inc. (PPTV). As a result of the additional investment in PPTV, the Company has changed its reporting of this investment to the equity method of accounting. See Note 2 for additional information about this investment and the related change to the equity method. The Company's investments in marketable securities are subject to normal market risks.

Significant accounting policies of the Company are summarized below:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost plus accrued interest which approximates market value.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables and Credit Policies:

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer. Customer account balances with invoices over 90 days are considered delinquent. The Company does not accrue interest on delinquent accounts receivable.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management uses this information to estimate the valuation allowance.

Investments:

The Company's investments consist of marketable equity securities, primarily common stocks, government debt securities, money market funds, and unregistered equity securities. The estimated fair value of marketable equity securities is based on quoted market prices and therefore subject to the inherent risk of market fluctuations.

Management determines the appropriate classification of securities at the date individual investments are acquired, and evaluates the appropriateness of such classification at each balance sheet date.

Since the Company does not buy and sell investments with the objective of generating profits on short-term fluctuations in market price, the investments in marketable equity securities have been classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as separate component of stockholders' equity. Dividends on marketable equity securities are recognized in income when declared. Investments in unregistered securities are reported at original cost.

Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

Inventories:

Inventories include material, labor and overhead and are valued at the lower of cost (first-in, first-out) or market.

Fair value of financial instruments:

The Company's financial instruments consist of cash and cash equivalents, investments, short-term trade receivables and payables for which current carrying amounts approximate fair market value.

Property and equipment:

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized and repairs and maintenance costs are charged to expense as incurred. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Software costs:

The Company capitalizes software production costs after technological feasibility has been established and prior to general release to clients. Annual amortization of capitalized software will be based on the greater amount computed using the straight-line method over the estimated 36-month economic product life or using the ratio that current gross revenue for the software product bears to the total of current and anticipated future gross revenues for that product. The capitalized software production costs of the Company's existing technology were fully amortized prior to 2001. Software maintenance and modification costs are expensed as incurred.

Revenue recognition of production monitoring equipment:

All production monitoring equipment is shipped and title transfers without an evaluation or acceptance period. Revenues from the sale of the products are recognized at the time of shipment. The Company's distributors are not granted any price protection. Sales to all customers, including distributors, are final and no right of return after shipment exists.

Software revenue recognition:

The Company recognizes revenue upon shipment of its character recognition software. The product is sold to the end user and risk of loss is transferred, and the Company has no continuing obligations, once its products are delivered to the shipper. To recognize revenue, it must also be probable that the Company will collect the accounts receivable from its customers. In some situations, the Company receives advance payments from its customers. Revenue associated with these advance payments is deferred until the product is shipped. ADS customers pay an annual maintenance fee for software support, which is recognized as revenue on a monthly basis over the life of the contract.

Advertising costs:

The Company expenses advertising costs as incurred. Total advertising expense was $109,070, $232,793, and $295,793 for the years ended December 31, 2003, 2002 and 2001, respectively.

Research and development:

Expenditures for research and development are expensed as incurred.

Depreciation:

The cost of property and equipment is depreciated on the straight-line method over the estimated useful lives.

Estimated useful lives are as follows:

	Years
Equipment	3-10
Furniture and Fixtures	3-10
Building	7-40

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $98,629, $97,598, and $153,355, respectively.

Income taxes:

Deferred income taxes are provided on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities, excluding the portion of the deferred liability allocated to other comprehensive income. Deferred taxes are reduced by a valuation allowance to the extent that realization of the related deferred tax asset is not assured.

Earnings per share:

Basic earnings (loss) per share (EPS) excludes dilution and is determined by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock.

The following information presents the Company's computations of basic and diluted EPS for the periods presented in the income statements.

	Income/(Loss)	Shares	Per Share Amount
2003:			
Basic EPS	$ (144,081)	3,166,098	$ (0.05)
Effect of dilutive employee stock options		0	
Diluted EPS	$ (144,081)	3,166,098	$ (0.05)
2002:			
Basic EPS	$ 646,024	3,145,244	$ 0.21
Effect of dilutive employee stock options		100,878	
Diluted EPS	$ 646,024	3,246,122	$ 0.20
2001:			
Basic EPS	$ 3,217,846	3,118,706	$ 1.03
Effect of dilutive employee stock options		90,488	
Diluted EPS	$ 3,217,846	3,209,194	$ 1.00

For the years ended December 31, 2003, 2002 and 2001, options to purchase 259,250, 60,000 and 0 shares, respectively, of the Company's common stock were not included in the calculation of diluted earnings per share. As the Company had a net loss for 2003, the inclusion of the aforementioned shares would have been anti-dilutive for 2003.

Comprehensive income:

Comprehensive income includes the Company's net income plus other accumulated comprehensive income items, which are excluded from net income. The Company's other comprehensive income consists of unrealized gains (losses) on marketable securities, net of income taxes and reclassification adjustment for gains and losses included in net income. This reclassification adjustment for gains and losses included in net income was $753,000, $1,420,000, and $3,298,000 for 2003, 2002, and 2001, respectively. The Company does not have any additional transactions or other economic events that qualify as other comprehensive income as defined under SFAS No. 130.

Stock Compensation:

The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides requires additional disclosures about the method of accounting for stock-based employee compensation. The amendments are effective for financial statements for fiscal years ending after December 31, 2002 and for the interim periods beginning after December 15, 2002. The Company adopted the annual disclosure provision of SFAS No. 148 and chose not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148.

The Company has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized with respect to stock options. Had compensation cost for stock options been determined based on the fair value methodology prescribed by SFAS 123, the Company's net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
	2003	2002	2001
Net Income (Loss)			
As Reported	$ (144,081)	$ 646,024	$ 3,217,846
Pro Forma	(172,008)	604,747	3,159,286
Net Income (Loss) Per Common Share			
As Reported	$ (0.05)	$ 0.21	$ 1.03
Pro Forma	$ (0.05)	$ 0.19	$ 1.01

The weighted average fair values of options and Employee Stock Plan shares granted were as follows. There were no grants in fiscal 2003:

	1987 and 1997 Plan	
	Employees	Directors
2001 Grants	$ 1.40	$ 1.51
2002 Grants	$ 1.14	$ 1.84
2003 Grants	N/A	N/A

The fair value of options granted were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal 2002 (there were no grants in fiscal 2003):

	2003	2002
Risk-free Interest Rate	N/A	3.53% - 4.66%
Expected Life of Options	N/A	5 Years
Expected Volatility	N/A	45% - 52%
Expected Dividend Yield	N/A	3.16%

The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

Recent accounting standards:

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", an amendment of SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. The statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No. 123.

In June 2002, FASB issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, SFAS No. 146 states the liability should be initially measured at fair value. The requirements of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," effective for contracts entered into or modified after June 30, 2003. This amendment clarifies when a contract meets the characteristics of a derivative, clarifies when a derivative contains a financing component and amends certain other existing pronouncements. The adoption of SFAS No. 149 did not have a material effect on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires the classification as a liability of any financial instruments with a mandatory redemption feature, an obligation to repurchase equity shares, or a conditional obligation based on the issuance of a variable number of its equity shares. The Company does not have any financial instruments as defined by SFAS No. 150. The adoption of SFAS No. 150 did not have a material effect the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), as amended by FIN 46R. FIN 46 states that companies that have exposure to the economic risks and potential rewards from another entity's assets and activities have a controlling financial interest in a variable interest entity and should consolidate the entity, despite the absence of clear control through a voting equity interest. The consolidation requirements apply to all variable interest entities created after January 31, 2003. For variable interest entities that existed prior to February 1, 2003, the consolidation requirements are effective for annual or interim periods beginning after December 15, 2004. Disclosure of significant variable interest entities is required in all financial statements issued after January 31, 2003, regardless of when the variable interest was created. The Company does not expect the adoption of FIN 46 to have a material impact on the Company's financial statements.

Note 2. Investments

The cost and estimated fair value of the investments are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2003				
Treasury Bills	$ 6,471,538	$ 0	$ 0	$ 6,471,538
Money Market Funds	133,464	0	0	133,464
Equity Securities	237,561	13,285,076	(107,012)	13,415,625
	6,842,563	13,285,076	(107,012)	20,020,627
Less Cash Equivalents	(6,605,002)	0	0	(6,605,002)
Total Investments	$ 237,561	$ 13,285,076	$ (107,012)	$ 13,415,625
December 31, 2002				
Treasury Bills	$ 6,344,705	$ 0	$ 0	$ 6,344,705
Money Market Funds	77,050	0	0	77,050
Equity Securities	228,664	4,081,393	(107,847)	4,202,210
	6,650,419	4,081,393	(107,847)	10,623,965
Less Cash Equivalents	(6,421,755)	0	0	(6,421,755)
Total Investments	$ 228,664	$ 4,081,393	$ (107,847)	$ 4,202,210
December 31, 2001				
Treasury Bills	$ 8,155,285	$ 0	$ 0	$ 8,155,285
Money Market Funds	173,335	0	0	173,335
Equity Securities	248,012	11,153,548	(261,240)	11,140,320
	8,576,632	11,153,548	(261,240)	19,468,940
Less Cash Equivalents	(8,328,620)	0	0	(8,328,620)
Total Investments	$ 248,012	$ 11,153,548	$ (261,240)	$ 11,140,320

Realized gains and losses on investments are as follows:

	2003	December 31, 2002	2001
Gross Realized Gains	$ **1,205,277**	$ 2,261,318	$ 5,539,961
Gross Realized Losses	**0**	0	0
Net Realized Gain	$ **1,205,277**	$ 2,261,318	$ 5,539,961

The Company's significant investment in equity securities is 693,715 shares of August Technology Corporation whose shares are traded on the Nasdaq Stock Exchange with a December 31, 2003 market value of $12,903,099 with a cost of $69,372.

Change in reporting for the Company's investment in PPT Vision, Inc.:

During May 2002, the Company purchased 1,108,868 shares of PPT Vision, Inc. (PPT) in connection with a rights offering. PPT Vision designs, manufactures, and markets 2D and 3D machine vision-based automated inspection systems for manufacturing applications. PPT is a publicly traded corporation in which the Company had previously owned 549,084 shares, 10.0% of PPT's outstanding common stock. During 2003, the Company purchased an additional 549,084 shares. At December 31, 2003, the Company owned 2,207,036 shares of PPT, which is 18.7% of PPT's outstanding common stock. The fair value of its holdings based on the quoted market price at December 31, 2003 was approximately $2,670,000 with a cost of $2,434,042.

After the May, 2002 purchase, the Company owned approximately 16.5% of PPT's outstanding stock. At that time, it was determined that the Company had "significant influence" over the operations of PPT, and as a result its ownership interest should be reported using the equity method of accounting for investments. The Company's investment in PPT was previously reported as an available-for-sale security, showing the market value on the balance sheet and recording any unrealized gains and losses in other comprehensive income.

Under the equity method of accounting, the Company's proportionate share of PPT income or loss through December 31, 2003 is included in the Company's net income with a corresponding increase or decrease in the carrying value of its investment. Losses in excess of invested amounts are not recognized in the financial statements, but rather are suspended and applied against future equity in earnings for the investee until exhausted. At December 31, 2003, the Company had approximately $500,000 in suspended losses from its investment in PPT that will be used to offset future recognition of equity method earnings from the investment.

As a result of this change to the equity method of accounting, the balance sheet at December 31, 2002 has been adjusted to show the Company's investment in PPT based on the equity method rather than based on market value method of accounting. Retained earnings at that date has been adjusted to reflect equity method earnings from prior periods and accumulated other comprehensive income at that date has been adjusted to eliminate unrealized gains and losses from PPT that were recorded in prior periods. In addition, the income statements for the periods ended December 31, 2002 and 2001 have been adjusted to show the Company's portion of PPT's earnings from those periods.

Summary financial information of PPT Vision, Inc. as of October 31, 2003 and 2002 is as follows:

Balance Sheet	**2003**	**2002**
Current assets	$ 5,544,000	$ 6,922,000
Fixed assets	708,000	1,417,000
Intangible and other assets	2,194,000	2,598,000
Total assets	$ 8,446,000	$ 10,937,000
Current liabilities	$ 1,766,000	$ 1,293,000
Stockholder equity	6,680,000	9,644,000
Total liabilities and equity	$ 8,446,000	$ 10,937,000

Income statement, years ended October 31	**2003**	**2002**
Net revenues	$ 8,765,000	$ 7,474,000
Gross profit	4,778,000	3,037,000
Total expenses	9,014,000	9,973,000
Net loss	$ (4,123,000)	$ (6,875,000)

Note 3. Inventories

Inventories used in the determination of cost of goods sold are as follows:

	December 31, 2003	December 31, 2002
Raw Materials	$ 552,507	$ 523,716
Work In Process	90,707	82,244
Finished Goods	114,889	132,052
Total Inventories	$ 758,103	$ 738,012

Note 4. Property and Equipment

The following is a summary of property and equipment:

	December 31, 2003	December 31, 2002
Equipment	$ 339,121	$ 324,258
Furniture and Fixtures	533,066	523,312
Building	1,341,351	1,341,351
Land	414,540	414,540
	2,628,078	2,603,461
Less Accumulated Depreciation	1,157,945	1,059,315
Total Property and Equipment	$ 1,470,133	$ 1,544,146

Note 5. Accrued Expenses

Accrued expenses include the following:

	2003	2002
Wages and Commissions	$ 233,170	$ 180,119
Other	29,973	31,793
Total Accrued Expenses	$ 263,143	$ 211,912

Note 6. Commitments

Lease commitments:

The Company is leasing office equipment under operating leases expiring at various dates through 2005.

Minimum lease payments required under non-cancelable operating leases are as follows:

Year	Amount
2004	$ 24,616
2005	2,037
Total Minimum Lease Payments	$ 26,653

Rental expense charged to operations was $31,055, $26,000, and $41,818 for years ended December 31, 2003, 2002, and 2001, respectively.

Note 7. Common Stock Options and Stock Purchase Plan

Stock-based compensation:

The Company has a stock option plan and an employee stock purchase and bonus plan. Under the 1997 Stock Option Plan, the Company is authorized to grant up to 450,000 shares of its common stock. The Company granted no options under this plan during 2003, and at December 31, 2003, 116,250 shares remained available for grant under this plan. Under the Employee Stock Purchase and Bonus Plan, the Company is authorized to sell and issue up to 150,000 shares of its common stock to its full-time employees. During 2003, 2002, and 2001, 3,512, 647, and 3,218 shares, respectively, were issued under this plan. At December 31, 2003, 95,813 shares were available for future issuance.

Stock options:

The 1997 Stock Option Plan includes both nonqualified and incentive stock options. Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the plan, incentive stock options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the terms of the option. The nonqualified stock options were granted to directors to purchase shares of the Company's common stock. All existing options expire 10 years from the date of grant or one year from the date of death.

A summary of stock options outstanding and exercisable under the plans are as follows:

	Number of Shares			
	Incentive Options		Director Options	
	Stock Options	Weighted Avg. Exercise Price	Stock Options	Weighted Avg Exercise Price
Balance, December 31, 2000	151,500	2.12	84,750	2.64
Granted	96,500	2.45	9,000	2.89
Exercised	(1,950)	1.59	0	0
Expired	0	0.00	(6,750)	2.33
Forfeited	(9,000)	2.75	0	0.00
Balance, December 31, 2001	237,050	2.23	87,000	2.69
Granted	10,000	3.14	9,000	4.49
Exercised	(21,600)	1.68	(11,750)	3.17
Expired	0	0.00	(1,750)	3.17
Forfeited	0	0.00	0	0.00
Balance, December 31, 2002	225,450	2.33	82,500	2.81
Granted	0	0.00	0	0.00
Exercised	(15,750)	1.68	0	0.00
Expired	0	0.00	(13,500)	3.17
Forfeited	(19,450)	2.90	0	0.00
Balance, December 31, 2003	**190,250**	**$ 2.33**	**69,000**	**$** 2.74
Options Exercisable at December 31, 2003	**159,800**	**$ 2.27**	**69,000**	**$** 2.74

Price range of outstanding options:

	As of December 31, 2003	
	Incentive Options	Directors Options
Price Range	$1.33 to $3.50	$2.00 to $4.49
Expiration Dates	2007 to 2012	2004 to 2012

The following table summarizes stock options outstanding at December 31, 2003:

Exercise Price Range	Options	Weighted Avg. Contractual Life Remaining		Weighted Avg. Exercise Price
$1.33 - $1.99	36,000	5.79	$	1.46
$2.00 - $2.99	189,750	5.29	$	2.41
$3.00 - $4.49	33,500	7.78	$	3.64

Stock purchase plan:

The Employee Stock Purchase and Bonus Plan (the "Employee Stock Plan") allows employees to set aside up to 10% of their earnings for the purchase of shares of the Company's common stock. The purchase price is the lower of 85% of the market value at the date of the grant or the exercise date, which is six months from the date of the grant.

Note 8. Benefit Plans

Employee stock ownership plan:

The Company sponsors an employee stock ownership plan ("ESOP") that covers substantially all employees who work 1,000 or more hours during the year. The ESOP has, at various times, secured financing from the Company to purchase the Company's shares on the open market. When the Plan purchases shares with the proceeds of the Company loans, the shares are pledged as collateral for its debt. The shares are maintained in a suspense account until released and allocated to participant accounts. The Plan owns 136,088 shares of the Company's stock at December 31, 2003. All shares held by the Plan have been released and allocated. The dividends paid by the Company on shares held by the Plan are allocated to the participant accounts. The Plan had no debt to the Company at December 31, 2003.

ESOP compensation expense was $18,000, $18,000, and $75,000, for the years ended December 31, 2003, 2002, and 2001, respectively.

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 2003, 136,088 shares of the Company's stock, with an aggregate fair market value of approximately $564,766, are held by ESOP participants who, if terminated, would be subject to the repurchase requirement.

Profit sharing plan and savings plan:

The Company has a salary reduction and profit sharing plan which conforms to IRS provisions for 401(k) plans. The Company may make profit sharing contributions with the approval of the Board of Directors. The Board of Directors decided to make no contribution for the years 2003, 2002 and 2001 other than its matching of 401(k) salary reductions.

Note 9. Income Taxes

The components of the income tax provision for the years ended December 31, 2003, 2002, and 2001 are as follows:

		2003		2002		2001
Current:						
Federal	$	**292,700**	$	580,500	$	1,681,700
State		**36,300**		46,500		157,700
Deferred:						
Federal		**(9,000)**		12,600		26,200
State		**0**		1,100		(200)
Total Federal and State Income Taxes	$	**320,000**	$	640,700	$	1,865,400

The provision for income taxes for the years ended December 31, 2003, 2002, and 2001 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

		2003		2002		2001
Computed "Expected" Tax Expense	$	52,000	$	437,500	$	1,753,000
Increase (Decrease) in Taxes Resulting From:						
State Income Taxes, net of Federal Benefit		24,000		28,700		104,100
Credits		(20,000)		(35,800)		(27,700)
Other		14,000		18,600		(66,000)
Tax on losses of equity method investee		250,000		191,700		102,000
Total Federal and State Income Taxes	$	320,000	$	640,700	$	1,865,400

The components of the net deferred tax asset (liability) consist of:

		2003		2002
Deferred Tax Assets:				
Vacation Disallowance	$	24,200	$	19,000
Allowance for Doubtful Accounts		2,200		2,400
Investment in Equity Method Investee		867,120		588,050
Valuation Allowance		(867,120)		(588,050)
Total Deferred Tax Assets	$	26,400	$	21,400
Deferred Tax Liabilities:				
Depreciation	$	(26,000)	$	(30,000)
Net Unrealized Gain on Investments		(4,821,400)		(1,446,000)
Total Deferred Tax Liabilities	$	(4,847,550)	$	(1,476,000)
Net Deferred Tax Asset (Liability)	$	(4,821,000)	$	(1,454,600)

Note 10. Stock Split

On January 31, 2001, the Board of Directors declared a three-for-two stock split of the Company's common stock, effected in the form of a stock dividend paid on February 26, 2001. As a result of this action, 1,039,633 shares were issued to stockholders of record as of February 12, 2001. Par value of the stock remains at $0.10 per share and accordingly, $103,963 was transferred from additional paid-in capital to common stock. All references to the number of common shares and per common share amounts have been restated to give retroactive effect to the stock split for all periods presented.

Note 11. Discontinued Operations

On May 14, 2001, the Company disposed of its brazing torches segment through a sale of all of its shares of stock in Microflame, Inc. to an unrelated party. The Company has restated its prior financial statements to present the operating results of the brazing torch operations as discontinued. Summary of the operating information for this segment is as follows:

	Years Ended December 31,					
		2003		2002		2001
Revenue	$	0	$	0	$	61,443
Income Tax Expense (Benefit)	$	0	$	0	$	(1,839)

Proceeds on the sale of the operations include a $5,000 cash payment and a note receivable for $36,000. The note is payable in 36-monthly payments of $1,000 plus interest at 9.5%. The note is secured by the stock of Microflame, Inc. The tax benefit resulting from the loss on the disposal of its investment is $30,000.

Note 12. Segment Information

The Company has three reportable operating segments based on the nature of its product lines: Production Monitoring, Character Recognition, and Investments. The Production Monitoring Division manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Character Recognition Division designs and markets a desktop software-based system that reads hand printed characters, checkmarks, and bar code information from scanned or faxed forms. Sales of this system include software and can include hardware. The Investments Division holds investments in marketable and non-marketable securities.

The accounting policies of the segments are the same as those described in Note 1. In evaluating segment performance, management focuses on sales and income before taxes. The Company has no inter-segment sales.

The following is financial information relating to the continuing operating segments:

	2003	2002	2001
Net Revenues			
Production Monitoring	$ **3,757,058**	$ 3,718,829	$ 3,889,709
Character Recognition	**600,457**	759,303	735,596
Investments	**0**	0	0
Total	**4,357,515**	4,478,132	4,625,305
Sales in Foreign Countries			
Production Monitoring	**233,542**	249,830	283,779
Character Recognition	**37,846**	45,129	32,011
Investments	**0**	0	0
Total	**271,388**	294,959	315,790
Interest Income			
Production Monitoring	**23,505**	101,216	23,687
Character Recognition	**0**	0	0
Investments	**38,182**	121,461	95,501
Total	**61,687**	222,677	119,188
Depreciation Expense			
Production Monitoring	**95,121**	78,960	143,283
Character Recognition	**3,508**	18,638	10,072
Investments	**0**	0	0
Total	**98,629**	97,598	153,355
Capital Purchases			
Production Monitoring	**24,616**	161,267	21,247
Character Recognition	**0**	0	0
Investments	**0**	0	0
Total	**24,616**	161,267	21,247
Total Assets			
Production Monitoring	**5,269,392**	5,063,397	4,793,324
Character Recognition	**5,285**	5,285	5,285
Investments	**17,961,819**	9,603,762	17,739,985
Total	**23,236,496**	14,672,444	22,538,594
Net Income (Loss) Before Taxes and Discontinued Operations			
Production Monitoring	**180,478**	(183,674)	(149,742)
Character Recognition	**(82,013)**	(166,635)	35,499
Investments	**77,454**	1,637,033	5,270,277
Total	**175,919**	1,286,724	5,155,984

Item 8—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None other than as reported in a Form 8-K filed and dated June 24, 2003 announcing that it had changed its independent auditor.

Item 8A—Controls and Procedures.

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Certain information required by Part III is incorporated by reference to the Company's Definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") for its annual meeting to be held April 14, 2004.

Item 9—Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

The information required by Item 9 is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management", "Election of Directors—Proposals #1 and #2" and "Section 16(a) Beneficial Ownership Reporting Compliance" which appear in the Company's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders.

Electro-Sensors has adopted a Code of Ethics and Business Conduct, which is available at no charge to any stockholder who sends a request for a paper copy to Electro-Sensors, Inc., 6111 Blue Circle Drive, Minnetonka, Minnesota 55343-9108. The code of Ethics and Business Conduct applies to our officers, directors and employees. Electro-Sensors intends to file a Form 8-K under Item 10 any amendment to, or waiver from, a provision of its code of ethics that applies to our officers, directors and employees and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-B.

Item 10—Executive Compensation

The information required by Item 10 is incorporated herein by reference to the section entitled "Executive Compensation" which appears in the Company's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders.

Item 11—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 11 relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" which appears in the Company's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders.

The following table provides information as of December 31, 2003 about the Company's equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	259,250	$2.07	360,250
Totals	259,250	$2.07	360,250

Item 12—Certain Relationships and Related Transactions

Not applicable.

Item 13—Exhibits and Reports on Form 8-K

Exhibits

See "Exhibit Index" on the page following the signatures.

Reports on Form 8-K

No reports on Form 8-K were filed during the fourth quarter ended December 31, 2003.

Item 14—Principal Accountant Fees and Services.

The information required by Item 14 relating to principal accountant fees and services is incorporated herein by reference to the section entitled "Disclosure of Fees Paid to Independent Auditors" which appears in the Company's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRO-SENSORS, INC.
("Registrant")
By: /s/ BRADLEY D. SLYE
Bradley D. Slye
President and Chief Executive Officer
Date: March 18, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

(Power of Attorney)

Each person whose signature appears below constitutes and appoints BRADLEY D. SLYE and PETER R. PETERSON as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-KSB and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
Bradley D. Slye	Chairman, President and Director (CEO and Principal Accounting Officer)	March 18, 2004
Peter R. Peterson	Director and Secretary	March 18, 2004
John S. Strom	Director	March 18, 2004
Joseph A. Marino	Director	March 18, 2004
Geoffrey W. Miller	Director	March 18, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBIT INDEX TO FORM 10-KSB

For the Fiscal Year Ended
December 31, 2003

Commission File No. 0-9587

Exhibit Number	Exhibit Description
3.1	Registrant's Restated Articles of Incorporation, as amended—incorporated by reference to Exhibit 3.1 to the Company's 1991 Form 10-K*
3.2	Registrant's Bylaws, as amended to date—incorporated by reference to Exhibit 3.2 to the Company's 1997 Form 10-KSB*
**10.1	Electro-Sensors, Inc.'s 1987 Stock Option Plan—incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 21, 1987 for the Company's 1987 Annual Meeting of Shareholders*
**10.2	Electro-Sensors, Inc.'s 1997 Stock Option Plan and forms of Incentive and Nonqualified Stock Option Agreements thereunder—incorporated by reference to Exhibit 10.6 to the Company's 1997 Form 10-KSB*
21	Subsidiaries of Registrant (Name and State of Incorporation): ESI Investment Company—Minnesota Senstar Corporation—Minnesota
23	Consent of Independent Certified Public Accountants
24	Power of Attorney from Certain Directors and Officers (see Signature page)
31.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Letter to Shareholders dated March 18, 2004 (see inside cover)
99.2	Investor Information

* Incorporated by reference to a previously filed report or document—SEC File No. 0-9587

** Management contract or compensatory plan or arrangement

EXHIBIT 23

Consent of Independent Certified Accountants

We have issued our report, dated January 29, 2004, accompanying the consolidated financial statements included or incorporated by reference in the Form 10-KSB of Electro-Sensors, Inc. for the year ended December 31, 2003. We hereby consent to the incorporation by reference of the above-mentioned report in the Prospectus constituting part of the registration statements on Forms S-8 of Electro-Sensors, Inc. (File No. 333-40037), (File No. 333-08603), and (File No. 333-48955).

/s/ Virchow Krause & Company, LLC
Certified Public Accountants
Minneapolis, Minnesota

March 10, 2004

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES OXLEY-ACT OF 2002

I, Bradley D. Slye, Chief Executive Officer and Chief Financial Officer of Electro-Sensors, Inc., certify that:

1. I have reviewed this report on Form 10-KSB of Electro-Sensors Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

March 18, 2003

/s/ Bradley D. Slye
Bradley D. Slye
Principal Executive Officer and Principal Accounting Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Electro-Sensors, Inc. (the "Company") on Form 10-KSB for the quarter ended December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), I, Bradley D. Slye, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 18, 2004

/s/ Bradley D. Slye
Bradley D. Slye
Principal Executive Officer and Principal Accounting Officer

Exhibit 99.3

INVESTOR INFORMATION

Annual Meeting

The Annual Meeting of Shareholders will be held at the Sheraton Bloomington (formerly known as the Radisson South), 7800 Normandale Boulevard, Minneapolis, Minnesota on April 14, 2004 at 2:00 p.m. local time. All shareholders are welcome to attend and take part in the discussion of Company affairs.

Board of Directors
Bradley D. Slye
Chairman of the Board
President, Electro-Sensors, Inc.

P. R. Petersen
President, P. R. Petersen Company
Secretary, Electro-Sensors, Inc.

John S. Strom
Retired

Joseph A. Marino
President/CEO, Cardia, Inc.

Geoffrey W. Miller
Controller, Wilcox Paper

Officers
Bradley D. Slye
President

P. R. Petersen
Secretary

Transfer Agent & Registrar
American Stock Transfer & Trust Company
Corporate Trust Services
59 Maiden Lane
New York, MY 10038

Auditors
Virchow Krause & Company, LLP
7900 Xerxes Avenue South
Suite 2400
Minneapolis, MN 55431-1115

Counsel
Fredrickson & Byron, P.A.
4000 Pillsbury Center
200 S 6th St
Minneapolis, MN 55402

Exchange Listing
The Nasdaq Stock Market (Small Cap Tier)
Common Stock
Stock Trading Symbol: **ELSE**

Form 10-KSB

The Form 10-KSB report included in this annual report to shareholders has been filed with the Securities and Exchange Commission ("SEC"). However, the SEC takes no action to approve or disapprove the report or to pass upon its accuracy or adequacy. This report is not intended to be used, nor may it be used, as a representation, prospectus or circular in respect to any security; it is published and furnished solely as information for the benefit of the Company's shareholders.